# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CoinShares PLC, CIK 0002087587
CUSIP: G670AQ104
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2 Hill Street, St. Helier, Jersey (Y9), JE2 4UA
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0002125219
Persons authorized to receive notices and communications: Jean-Marie Mognetti, 2 Hill Street, St. Helier, Jersey (Y9), JE2 4UA, 44 1534 513 100

## Reporting persons
- Mognetti Partners Limited: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); source of funds: working capital (WC); sole voting power 0; shared voting power 21,668,490; sole dispositive power 0; shared dispositive power 21,668,490; aggregate amount beneficially owned 21,668,490 (16.4% of the class)
- Mognetti Jean-Marie (CIK 0002125219): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 0; shared voting power 21,668,490; sole dispositive power 0; shared dispositive power 21,668,490; aggregate amount beneficially owned 21,668,490 (16.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: CoinShares PLC
Address of issuer's principal executive offices: 2 Hill Street, St. Helier, Jersey (Y9), JE2 4UA

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Jean-Marie Mognetti ("Mr. Mognetti"), and
ii. Mognetti Partners Limited ("Mognetti Partners").

In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Act, the Reporting Persons have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is filed as an exhibit to this Schedule 13D.
Residence or business address: The principal address of each of the Reporting Persons is 2 Hill Street, St. Helier, Jersey, JE2 4UA.
Present principal occupation or employment: Mr. Mognetti is a commodity trader, the Chief Executive Officer and a member of the board of directors (the "Board") of CoinShares PLC, a public company limited by shares organized under the laws of Jersey (f/k/a Odysseus Holdings Limited, the "Issuer" or "Holdco"), and the sole director of Mognetti Partners, his personal holding company and the direct holder of the Issuer's ordinary shares, no par value ("Ordinary Shares") reported herein. Accordingly, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the Ordinary Shares reported herein.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Mognetti is a citizen of the United Kingdom. Mognetti Partners is organized under the laws of Jersey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 31, 2026 (the "Closing Date"), the Issuer consummated its previously announced business combination (the "Business Combination") pursuant to Business Combination Agreement, dated as of September 8, 2025 (the "Business Combination Agreement"), by and among the Issuer, CoinShares International Limited, a public company limited by shares organized under the laws of Jersey ("CSIL"), and the other parties thereto. Upon closing of the Business Combination (the "Closing"), the Reporting Persons acquired 21,668,490 Ordinary Shares in exchange for the Reporting Persons' securities in CSIL pursuant to the terms and conditions of the Business Combination Agreement. In the Business Combination, each CSIL share became approximately 1.8237 Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the securities reported herein in connection with the Business Combination for investment purposes, and intend to review their investment on a continuing basis. In his capacity as the Chief Executive Officer and a member of the Board, Mr. Mognetti may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the agreement described herein and applicable legal requirements, the Reporting Persons may purchase additional securities, or dispose of all or a portion of securities, of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, and general economic, money market and stock market conditions. In addition, the Reporting Persons may engage in discussions with members of management, the Board, and other securityholders of the Issuer and other relevant parties regarding, among other things, the Issuer's business, operations, governance or control.

Other than as described herein, the Reporting Persons do not have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreement described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, formulate or review plans or proposals that may result in one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 21,668,490 Ordinary Shares directly held by Mognetti Partners, which represents approximately 16.4% of the Ordinary Shares outstanding.

The foregoing beneficial ownership percentage is based on 131,780,209 Ordinary Shares outstanding as of March 31, 2026, as provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 21,668,490 Ordinary Shares directly held by Mognetti Partners.
Transactions in the class effected during the past sixty days: The response to Item 3 is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the Ordinary Shares have been effected by the Reporting Persons within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response to Item 2 of this Schedule 13D is incorporated by reference herein.

Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Vine Hill Capital Sponsor I LLC and certain holders of CSIL shares, including Mognetti Partners (collectively, the "Lock-Up Parties" and each, a "Lock-Up Party") entered into a Lock-Up Agreement (the "Lock-Up Agreement") with Holdco and Vine Hill Capital Investment Corp., pursuant to which the Lock-Up Parties agreed that the Ordinary Shares received by each such Lock-Up Party will be locked up and subject to transfer restrictions, as described below, subject to certain exceptions. The Ordinary Shares held by each Lock-Up Party will be locked up until the earlier of (i) six (6) months after the Closing Date and (ii) the date on which the Issuer consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of the Issuer's shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Any holders of CSIL shares prior to the Business Combination that is subject to a Lock-Up Agreement may transfer all of their respective Ordinary Shares, so long as the closing sales price of the Ordinary Shares equals or exceeds $22.00 per share for at least 20 trading days within any 30 consecutive trading day period commencing any time after the Closing Date.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, the form of which is filed as an exhibit to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated as of April 7, 2026, by and among the Reporting Persons.
Exhibit 2 - Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K, filed by Vine Hill Capital Investment Corp. with the SEC on September 8, 2025).

## Signatures
- Mognetti Partners Limited: /s/ Jean-Marie Mognetti, Jean-Marie Mognetti, sole director (04/07/2026)
- Mognetti Jean-Marie: /s/ Jean-Marie Mognetti, Jean-Marie Mognetti (04/07/2026)